Filed Pursuant to Rule 424(b)5
                                                      Registration No. 333-24017

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 17, 1997)

                                1,800,000 SHARES

                       FIRST WASHINGTON REALTY TRUST, INC.

                                  COMMON STOCK
                                  ------------
     First Washington Realty Trust, Inc. (the "Company") engages in the acquisition, management, renovation and development of principally supermarket-anchored neighborhood shopping centers. The Company is a fully-integrated, self-administered and self-managed real estate company that operates as a real estate investment trust (a "REIT"). As of June 30, 1997, the Company owned a portfolio of 39 retail properties, and the Company expects to complete the acquisition of seven additional retail properties within 30 days following the Offering. The 46 retail properties contain a total of approximately 5.0 million square feet of gross leasable area. The Company also manages properties owned by third parties.

     All of the shares of common stock offered hereby ("Common Stock") are being offered by the Company (the "Offering"). To assist the Company in maintaining its qualification as a REIT, transfer of the Common Stock and the Company's outstanding 9.75% Series A Cumulative Participating Convertible Preferred Stock (the "Convertible Preferred Stock") is restricted, and actual or constructive ownership by any person is limited to 9.8% of the outstanding shares of such class of stock, subject to certain exceptions.

     The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol FRW. On September 16, 1997, the last reported sale price of the Common Stock on the NYSE was $24.6875 per share. Since inception the Company has paid regular quarterly distributions of $.4875 on its Common Stock, representing an annualized distribution per share of $1.95. See Price Range of the Common Stock and Distributions.
                                  ------------
     SEE "RISK FACTORS" INCORPORATED BY REFERENCE INTO THE ACCOMPANYING PROSPECTUS FROM THE COMPANY'S CURRENT REPORT ON FORM 8-K FILED ON SEPTEMBER 10, 1997 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                                  ------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
            OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            PRICE          UNDERWRITING            PROCEEDS
                             TO            DISCOUNTS AND              TO
                           PUBLIC         COMMISSIONS(1)          COMPANY(2)
                           ------         --------------          ----------
Per share ........         $24.00              $1.26                $22.74
Total(3) .........      $43,200,000         $2,268,000           $40,932,000

----------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. "See Underwriting."
(2)  Before deducting expenses of the Offering, estimated at $100,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 270,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is  exercised  in full,  the  total  Price to  Public,  Underwriting
     Discounts and Commissions and Proceeds to Company will be $49,680,000, $2,608,200 and $47,071,800, respectively. See "Underwriting."
                                  ------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and to the right of the Underwriters to reject any order in whole or in part, and to certain other conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about September 22, 1997.

BT ALEX. BROWN
            FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                                            SALOMON BROTHERS INC
                                                                  TUCKER ANTHONY
                                                                   INCORPORATED

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 17, 1997.

THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER A SYNDICATE SHORT POSITION AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement, the accompanying Prospectus or incorporated therein by reference. Unless indicated otherwise, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised and assumes the offering price set forth on the cover of this Prospectus Supplement. Capitalized terms used but not defined herein shall have the meanings given such terms in the accompanying Prospectus. Although the Company, the Operating Partnership, the Lower Tier Partnerships, and the Management Company are separate entities, each of which is managed in accordance with its governing documents, for ease of reference the term "Company" as used herein shall refer to the business and properties of the Company, the Operating Partnership, the Lower Tier Partnerships, and the Management Company, unless the context indicates otherwise.

                                 THE COMPANY

     First Washington Realty Trust, Inc. (the "Company") is a fully integrated, self-administered and self-managed real estate company that operates as a REIT with expertise in the acquisition, management, renovation and development of principally supermarket-anchored neighborhood shopping centers. As of June 30, 1997, the Company owned a portfolio of 39 retail properties (the "Existing Retail Properties"). The Company expects to complete the acquisition of seven additional retail properties within 30 days following the closing of the Offering (the "New Retail Properties," and together with the Existing Retail Properties, the "Retail Properties"). The Retail Properties contain a total of approximately 5.0 million square feet of gross leasable area ("GLA"). The Company also owns two multifamily properties in the Mid-Atlantic region (the "Multifamily Properties") (the Retail Properties and the Multifamily Properties are collectively referred to as the "Properties").

     The Company's business strategy is highly focused with respect to property type and location. The Company concentrates its efforts on supermarket-anchored neighborhood shopping centers. The Company generally seeks to own properties located in densely populated areas, that have high visibility, open-air designs and ease of entry and exit, and that may be readily adaptable over time to expansion, renovation and redevelopment.

     The Retail Properties are strategically located neighborhood shopping centers, principally anchored by well-known tenants such as Safeway, Food Lion, Giant Food, Shoppers Food Warehouse, Dominick's Supermarkets, Omni Superstore, Weis Markets, Rite Aid, A&P Superfresh, CVS/Pharmacy, Winn Dixie and Acme Markets. As of June 30, 1997, national and regional tenants accounted for approximately 69.8% of leased GLA and approximately 65.3% of annualized minimum rents for the Retail Properties. The anchor tenants at the Retail Properties typically offer daily necessity items. Management believes that anchor tenants offering daily necessity items help to generate regular consumer traffic and to provide economic stability.

     Since December 31, 1992, the occupancy rate for the Existing Retail Properties (during the respective periods each such property was owned by the Company) has averaged approximately 95%. Average effective net rents (as measured by base rent divided by square feet leased, excluding vacant space) increased from $9.07 per square foot as of December 31, 1992 to $10.78 as of June 30, 1997.

     The Company manages and leases all of the Existing Retail Properties and will manage and lease the New Retail Properties. In addition, the Company provides management, leasing and related services for third parties. As of June 30, 1997, the Company provided management, leasing and related services to third-party clients for 30 shopping centers containing approximately 3.2 million square feet of GLA.

                             RECENT DEVELOPMENTS

     New Retail Properties. The Company expects to expand its geographic diversification with the acquisition of six supermarket-anchored neighborhood shopping centers located in the Chicago metropolitan area. These acquisitions are consistent with the Company's strategy of acquiring neighborhood shopping centers located in and around large densely-populated metropolitan areas. The following table sets forth certain information with respect to all seven of the New Retail Properties. No assurance can be given that the Company will consummate any or all of the following acquisitions.

                                                          PURCHASE        GLA
NAME                                  LOCATION              PRICE      (SQ. FT.)
----                                  --------            --------     ---------
McHenry Commons................  McHenry, IL            $ 7,988,354     100,526
Mallard Creek..................  Round Lake Beach, IL    12,650,439     143,759
The Oaks.......................  Des Plaines, IL         13,517,642     138,274
Riverside Square/River's Edge..  Chicago, IL             13,236,618     169,434
Pheasant Hill Plaza............  Bolingbrook, IL          9,329,792     111,190
Stonebrook Plaza...............  Merrionette Park, IL     7,728,907      95,825
Mitchellville Plaza............  Mitchellville, MD       19,000,000     155,674
                                                        -----------
    Total......................                         $83,451,752(1)  914,682
                                                        ===========     =======
----------
(1) This amount includes assumption of approximately $57.5 million of mortgage indebtedness and the issuance of approximately 1,022,000 common units of limited partnership interest in the Operating Partnership redeemable for cash (or, at the option of the Company, exchangeable for shares of Common Stock on a one-for-one basis) ("Common Units") with a market value as of the date each purchase agreement was executed of approximately $24.0 million.

     Recent Acquisitions. The following table sets forth certain information with respect to the seven Retail Properties acquired since December 1, 1996:


                                                         PURCHASE        GLA
NAME                                  LOCATION             PRICE       (SQ. FT.)
----                                  --------           --------       -------
Ashburn Farm Village Center(1).  Ashburn, VA            $ 9,185,000      88,942
City Line Shopping Center(2)...  Philadelphia, PA        13,150,000     153,899
Four Mile Fork Shopping Center.  Fredericksburg, VA       5,700,000     101,262
Kings Park Shopping Center.....  Burke, VA                5,700,000      76,212
Newtown Square Shopping Center.  Newtown Square, PA      11,700,000     137,569
Northway Shopping Center.......  Millersville, MD         9,000,000      91,276
Shoppes of Graylyn.............  Wilmington, DE           7,200,000      65,476
                                                        -----------     -------
    Total......................                         $61,635,000(3)  714,636
                                                        ===========     =======
----------
(1) The Company is obligated to issue to the seller additional Common Units with a value of up to $480,060 upon the earlier of the leasing or sale of a pad site on the property, or March 1, 2000.

(2) The Company owns an 89% interest in this property. The seller of City Line Shopping Center has retained an 11% interest which it is obligated to transfer to the Company and which the Company is obligated to acquire in January, 2000 in exchange for Common Units. In addition, the Company is obligated to issue to the seller additional Common Units with a value of up to $750,000 if certain portions of this property are re-leased any time before January, 2000 at rental rates higher than rates as of the closing of the acquisition of the property.

(3) This amount includes assumption of $27.9 million of mortgage indebtedness and the issuance of 283,000 Common Units and 9,538 exchangeable preferred units of limited partnership interest in the Operating Partnership redeemable for cash (or, at the option of the Company, exchangeable for shares of Convertible Preferred Stock on a one-for-one basis) ("Exchangeable Preferred Units") with a market value as of the date of each acquisition of approximately $6.3 million.

                                 THE OFFERING

Common Stock offered hereby  .........................  1,800,000 shares
Common Stock to be outstanding after the Offering(1)..  7,023,013 shares
Use of proceeds  .....................................  Repayment of outstanding indebtedness
NYSE symbol  .........................................  FRW

----------
(1) Does not reflect: (i) 6,894,237 shares of Common Stock issuable upon exchange or conversion of Common Units, including 1,022,000 Common Units issued or to be issued in connection with the acquisition of the New Retail Properties, Series A Cumulative Participating Convertible Preferred Stock of the Company (Convertible Preferred Stock), Exchangeable Preferred Units, Exchangeable Debentures (as defined below) and exchange of a convertible note, or (ii) 887,320 shares of Common Stock reserved for issuance under the Company's employee benefit plans.

                               USE OF PROCEEDS


     The net proceeds to the Company from the sale of Common Stock offered hereby, after payment of all expenses of the Offering, are estimated to be approximately $40.8 million ($47.0 million if the Underwriters' over-allotment option is exercised in full). The net cash proceeds of the Offering will be used to repay existing indebtedness (with a weighted average interest rate of 7.8% and a weighted average term to maturity of 3.7 years from June 30, 1997). The foregoing represent estimates, and the actual amount and timing of such use of proceeds will depend upon numerous factors. Pending such uses, the Company intends to invest such net proceeds in short-term, income-producing investments which are consistent with the Company's intention to qualify for taxation as a REIT.


     Any net proceeds from the exercise of the Underwriters' over-allotment option will be invested as described above. These funds will be used to develop or acquire additional properties (including expansion and redevelopment of the Properties) consistent with the Company's investment policies and growth strategies.

                                  PROPERTIES

     The Company engages in the acquisition, management and renovation of neighborhood shopping centers. As of June 30, 1997, the Company owned a portfolio of 39 retail properties containing a total of approximately 4.1 million square feet and two multifamily properties. The Company expects to complete the acquisition of seven New Retail Properties containing a total of approximately 915,000 square feet within 30 days following the consummation of the Offering. However, no assurance can be given that the acquisition of any or all of the New Retail Properties will be consummated. All references to net rent per square foot are calculated without giving effect to vacant space, unless otherwise specified.

    The following table sets forth certain information relating to the Properties as of June 30, 1997:

                     FIRST WASHINGTON REALTY TRUST, INC.
                            PROPERTY SUMMARY TABLE

                                                                                  YEAR                         GLA        NUMBER
                                                                     YEAR     DEVELOPED OR    LAND AREA   (SQ. FT. OR       OF
                                            LOCATION OF PROPERTY     BUILT      ACQUIRED       (ACRES)        UNITS)      TENANTS
                                            --------------------     -----    ------------    ---------   -----------     -------
MARYLAND
Bryans Road Shopping Center...............  Bryans Road, MD           1972        1990           11.8        118,676        19
Capital Corner Shopping Center............  Landover, MD              1987        1987            4.1         42,625        16
Clinton Square Shopping Center............  Clinton, MD               1979        1984            2.0         18,961        11
Clopper's Mill Village Shopping Center....  Germantown, MD            1995        1996           14.2        137,952        21
Festival At Woodholme.....................  Baltimore, MD             1986        1995            7.1         81,027        29
Firstfield Shopping Center................  Gaithersburg, MD          1978        1995            2.4         22,504         9
Northway Shopping Center..................  Millersville, MD          1987        1996            9.6         91,276        20
Penn Station Shopping Center(1)...........  District Heights, MD      1989        1987           22.5        334,970(2)     48
P.G. County Commercial Park...............  Beltsville, MD            1988        1985            9.7        146,438        28
Rosecroft Shopping Center.................  Temple Hills, MD          1963        1985            8.3        119,010        22
Southside Marketplace.....................  Baltimore, MD             1990        1996            9.1        125,146        25
Takoma Park Shopping Center...............  Takoma Park, MD           1960        1996            9.8        105,156        16
Valley Centre.............................  Owings Mills, MD          1987        1994           33.0        237,449        25

VIRGINIA
Ashburn Farm Village Center...............  Ashburn, VA               1996        1997           10.2         88,942        15
Brafferton Center.........................  Garrisonville, VA         1974        1994            9.4         94,731        20
Centre Ridge Marketplace..................  Centreville, VA           1996        1996           10.9        104,154         6
Chesapeake Bagel Building.................  Alexandria, VA           1800's       1983            0.1         11,288        16
Davis Ford Crossing.......................  Manassas, VA              1988        1994           20.8        147,622        31
Four Mile Fork Shopping Center............  Fredericksburg, VA        1975        1997           10.3        101,262        18
Fox Mill Shopping Center..................  Reston, VA                1977        1994           14.0        103,269        24
Glen Lea Shopping Center..................  Richmond, VA              1969        1995            9.2         78,823        11
Hanover Village Shopping Center...........  Mechanicsville, VA        1971        1995            9.5         95,331        17
Kings Park Shopping Center................  Burke, VA                 1966        1996            8.6         76,212        18
Laburnum Park Shopping Center.............  Richmond, VA              1988        1995            9.3        113,992(3)     27
Laburnum Square Shopping Center...........  Richmond, VA              1975        1995           11.4        109,405        21
Potomac Plaza.............................  Woodbridge, VA            1963        1986            5.4         85,400        15

NORTH CAROLINA
Shoppes of Kildaire.......................  Cary, NC                  1986        1986           14.0        148,205        28

PENNSYLVANIA
City Line Shopping Center.................  Philadephia, PA        1950's-60's    1997           12.2        153,899        37
Colonial Square Shopping Center...........  York, PA                  1955        1990            2.9         27,488        15
Allen Street Shopping Center..............  Allentown, PA             1958        1996            4.1         46,503        13
Kenhorst Plaza Shopping Center............  Kenhorst, PA              1990        1995           19.2        164,434        26
Mayfair Shopping Center...................  Philadelphia, PA          1988        1994            5.7        112,275        27
Newtown Square Shopping Center............  Newtown Square, PA     1960's-70's    1996           14.4        137,569        37
Stefko Boulevard Shopping Center..........  Bethlehem, PA          1958-60-75     1996           10.3        135,864        18

DELAWARE
First State Plaza.........................  New Castle County, DE     1988        1994           21.0        162,404        20
Shoppes of Graylyn........................  Wilmington, DE            1971        1997            5.0         65,476        15

SOUTH CAROLINA
Branchwood Apartments.....................  Charleston, SC            1986        1989            5.4             96       N/A
James Island Shopping Center..............  Charleston, SC            1967        1990            6.5         88,557        21
Park Place Apartments.....................  Charleston, SC            1973        1990           21.2            305       N/A

WASHINGTON, D.C.
Connecticut Avenue Shops..................  Washington, DC            1954        1986            0.1          3,000         3
The Georgetown Shops(1)...................  Washington, DC         Late 1800s    1981-1989        0.3         22,052        11
                                                                                                -----      ---------       ---
   Subtotal/Average.......................                                                      415.0      4,059,347(4)    799
                                                                                                -----      ---------       ---
                    NEW RETAIL PROPERTIES
                    ---------------------
ILLINOIS
Mallard Creek ............................  Round Lake Beach, IL      1987        1997           14.9        143,759        26
McHenry Commons ..........................  McHenry, IL               1988        1997           11.5        100,526        15
Pheasant Hill Plaza ......................  Bolingbrook, IL           1983        1997           14.4        111,190        23
Riverside Square/River's Edge ............  Chicago, IL               1986        1997           17.7        169,434        22
Stonebrook Plaza .........................  Merrionette Park, IL      1984        1997            8.1         95,825        12
The Oaks .................................  Des Plaines, IL           1983        1997           16.7        138,274        23

MARYLAND
Mitchellville Plaza.......................  Mitchellville, MD         1991        1997           14.6        155,674        49
                                                                                                -----      ---------       ---
   Subtotal/Average.......................                                                       97.9        914,682       170
                                                                                                -----      ---------       ---
   Total/Average..........................                                                      512.9      4,974,029(4)    969
                                                                                                =====      =========       ===



----------

(1) Represents five historic retail shops all clustered in close proximity in the central shopping district in Georgetown, Washington D.C.

(2) Includes Safeway (50,000 square feet) and bowling alley (40,000 square feet) pad sites owned others.

(3) Includes Ukrops Supermarket (43,500 square feet) pad site not owned by the Company.

(4)  Total does not include multifamily properties.

                     FIRST WASHINGTON REALTY TRUST, INC.
                      PROPERTY SUMMARY TABLE--Continued


   TOTAL
 ANNUALIZED    AVERAGE MINIMUM RENT
MINIMUM RENT        PER SQ. FT.        PERCENT LEASED    SIGNIFICANT TENANTS (LEASE EXPIRATION DATE)
----------     -----------------     --------------    -------------------------------------------
   $955,819         $  8.54                94.4%       Safeway (2014), CVS (1998)
    560,040           14.90                88.2        Burger King (2007), Dollar Bills (2001), Gallo Clothing (2001)
    245,712           15.39                84.2        Mattress Discounters (1997)
  2,066,223           14.98               100.0        Shoppers Food Warehouse (2015), CVS (2006)
  1,783,828           22.02               100.0        Pier One Imports (1999), Sutton Place Gourmet (2006)
    432,607           20.60                93.3        Jerry's Sub (2010)
    993,395           11.26                96.7        Metro Foods (2007), Rite Aid (1998)
  2,780,413           11.78                97.3        Safeway, Service Merchandise (2006), Kid City Clothing (2003)
    813,954            6.39                86.9        Montgomery Automotive (2006)
    752,114            7.00                90.3        Food Lion (2015), Rite Aid (1998)
  1,306,197           11.84                88.2        Metro Foods (2016), Rite Aid (2001)
    782,930            8.31                89.6        Shoppers Food Warehouse (2011)
  2,773,420           11.84                98.6        Weis Markets (2002), T.J. Maxx (2007), Ross (1998), Sony Theater (2005)

    992,636           11.16               100.0        A&P Superfresh (20160
    835,954            9.09                97.1        Giant Food (2009)
  1,404,680           13.49               100.0        A&P Superfresh (2016), Sears Paint & Hardware (2007)
    260,183           23.05               100.0        Chesapeake Bagel Bakery (1998)
  1,612,683           12.35                88.5        Weis Markets (2010), CVS (2000)
    634,557            7.27                86.2        Safeway (2000), CVS (2001)
  1,332,762           13.43                96.1        Giant Food (2018)
    515,847            6.54               100.0        Winn Dixie (2005), Revco (2000)
    754,612            8.14                97.3        Rack 'n Sack (2008), Rite Aid (1998)
    642,748            8.43               100.0        Giant Food (2013), CVS (1998)
    826,243           11.72               100.0        Ukrops Supermarket, Rite Aid (2007)
    806,151            7.37               100.0        Hannaford Bros. Supermarket (2013), CVS (1999)
    469,598            6.29                87.4        Wall Street Buffet (2002), Aaron Rents (2001)

  1,838,905           12.41               100.0        Winn Dixie (2006)

  1,601,743           13.63                76.3        Acme Supermarkets (1999), Thrift Drug (1999), T J Maxx (2001)
    344,450           12.68                98.8        Minich Pharmacy (1999)
    528,752           11.59                98.1        Laneco Supermarket (2003), Thrift Drug (2004)
  1,576,908            9.79                98.0        Redner's Supermarket (2009), Rite Aid (2000), Sears Paint & Hardware (2007)
  1,326,366           11.81               100.0        Shop 'N Bag Supermarket (2013), Thrift Drug (2006)
  1,358,943           10.83                91.3        Acme Supermarkets (1999), Thrift Drug (1999)
    680,071            5.17                96.8        Laneco Supermarket (2003), McCrory (1998)

  1,642,635           10.11               100.0        Shop Rite Supermarket (2009), Cinemark USA (2011)
    789,206           12.47                96.7        Rite Aid (2016)

                                           97.0        N/a
    589,537            6.66               100.0        Piggly Wiggly Supermarket (2010), Rite Aid (1997)
                                           95.0        N/a

    159,333           53.11               100.0        N/a
    417,667           18.94               100.0        Radio Shack (1999)
-----------        --------               -----
$40,189,847        $  10.78                95.1%(4)
-----------        --------               -----

$ 1,438,177        $  10.12                98.9%       Omni Superstore (2008)
    912,042            9.33                97.2        Omni Superstore (2008)
  1,132,399           10.18               100.0        Dominick's Finer Foods (2005)
  1,702,124           11.63                86.4        Dominick's Finer Foods (2017)
    916,022           10.03                95.3        Dominick's Finer Foods (2005)
  1,652,031           13.13                91.0        Dominick's Finer Foods (2017)

  2,513,777           16.23                99.5        Food Lion (2016)
-----------        --------               -----
$10,266,572        $  11.81                95.1%
-----------        --------               -----
$50,456,419        $  10.98                95.1%(4)
===========        ========               =====

     The following table sets forth the square footage and percentage of leased GLA of the Retail Properties leased to anchor and other tenants, and national, regional and local tenants as of June 30, 1997. The Company believes that anchor tenants are those that, due to size, reputation or other factors, in the view of the Company's management, are particularly responsible for drawing other tenants and shoppers to the shopping center. The Company has considered tenants located primarily in two or three states to be regional tenants; tenants with wider distribution of stores have been treated as national tenants; and tenants located entirely within a local area have been treated as local tenants:



                                     ANCHOR      OTHER                  NATIONAL    REGIONAL     LOCAL
                                    TENANTS     TENANTS      TOTAL      TENANTS     TENANTS     TENANTS      TOTAL
                                    -------     -------      -----      -------     -------     -------      -----
Existing Retail Properties
(sq. ft.)........................   1,614,968   2,245,957   3,860,925   1,599,176   1,046,445   1,215,304   3,860,925
New Retail Properties(sq. ft.)...     461,642     407,871     869,513     218,761     440,770     209,982     869,513
                                      -------     -------     -------     -------     -------     -------     -------
Total Leased GLA(sq. ft.)........   2,076,610   2,653,828   4,730,438   1,817,937   1,487,215   1,425,286   4,730,438
                                    =========   =========   =========   =========   =========   =========   =========
Percentage of Total Leased GLA...        43.9%       56.1%      100.0%       38.4%       31.4%       30.1%      100.0%


TENANT DIVERSIFICATION

     The following table sets forth information regarding the Company's leases with respect to the Retail Properties with its 20 largest tenants based upon annualized minimum rents as of June 30, 1997:


                                                                                                   PERCENTAGE OF
                                                                                                       AGGREGATE
                                                                     NUMBER         ANNUALIZED         ANNUALIZED
                                                      GLA              OF             MINIMUM           MINIMUM
TENANT                                             (SQ. FT.)       PROPERTIES          RENT               RENTS
------                                             ---------       ----------      -----------         ----------
Dominick's Finer Foods(1).....................       416,542            6           $4,161,878             8.1%
A&P Superfresh................................       112,168            2            1,079,656             2.1
Shoppers Food Warehouse.......................       129,113            2            1,075,280             2.1
Metro Foods...................................        93,292            2              847,121             1.6
Weis Markets..................................        86,890            2              786,200             1.5
Rite Aid......................................        92,168            8              692,653             1.3
Food Lion.....................................        78,100            2              677,500             1.3
Giant Food....................................       121,518            3              606,740             1.2
CVS/Pharmacy..................................        77,350            7              527,929             1.0
Safeway.......................................       124,851            3              485,025             0.9
Winn Dixie....................................        79,000            2              481,500             0.9
Hollywood Video...............................        22,366            3              424,520             0.8
Redner's Supermarket..........................        52,570            1              416,560             0.8
Shop Rite Supermarket.........................        55,244            1              386,708             0.8
Sony Theaters.................................        32,058            1              384,696             0.7
Thrift Drug...................................        38,641            4              382,014             0.7
T.J. Maxx.....................................        46,686            2              359,804             0.7
Laneco Supermarket............................        95,075            2              329,237             0.6
Blockbuster Video.............................        17,715            3              326,109             0.6
Service Merchandise...........................        50,000            1              325,000             0.6
                                                   ---------                       -----------            ----
       Total..................................     1,821,347                       $14,756,130            28.7%
                                                   =========                       ===========            ====

-------
(1)  Includes Omni Superstore which is a unit of Dominick's Finer Foods.

     The following table sets forth gross leasable area, occupancy, and effective net rent per leased square foot as of the end of each of the last five years for the Existing Retail Properties during the respective periods each such property was owned by the Company:

                              GLA          PERCENT   AVERAGE EFFECTIVE NET RENT
PERIOD-END                 (SQ. FT.)       LEASED       PER LEASED SQ. FT.(1)
----------                 ---------       ------       ---------------------
December 31, 1992 .......  1,185,977        94.6%             $ 9.07
December 31, 1993 .......  1,185,977        95.4                9.16
December 31, 1994 .......  2,014,180        96.4               10.08
December 31, 1995 .......  2,668,171        96.0               10.28
December 31, 1996 .......  3,285,696        96.4               10.43
June 30, 1997 ...........  4,059,347        95.1               10.78
----------

(1) Average effective net rent per leased square foot is calculated using weighted average rents and occupancy during the respective periods, without giving effect to vacant space. If vacant space were included, the average effective net rent per square foot would be $10.71 (June 30, 1997), $10.42 (December 31, 1996), $9.87 (December 31, 1995), $9.72 (December 31, 1994),
     $8.74 (December 31, 1993), and $8.58 (December 31, 1992).

     Lease Expirations. The following table shows lease expirations (excluding renewal options) with respect to the Retail Properties from September 1, 1997 through 2005 and thereafter:


                                                                                           PERCENT OF
                                                                                            AGGREGATE      AVERAGE ANNUAL
                                    NUMBER OF      GLA       PERCENT OF      ANNUALIZED     ANNUALIZED      MINIMUM RENT
YEAR                                  LEASES    (SQ. FT.)     TOTAL GLA    MINIMUM RENT    MINIMUM RENT       PER SQ. FT.
----                                  ------    ---------     ---------    ------------    ------------       -----------

1997 (from September 1).......           77       139,135          3.0%    $ 1,761,640             3.5%        $   12.66
1998..........................          184       481,076         10.5       5,016,075             9.9             10.43
1999..........................          139       430,306          9.4       4,907,303             9.7             11.40
2000..........................          138       411,494          9.0       4,732,896             9.3             11.50
2001..........................          125       509,064         11.1       7,077,610            14.0             13.90
2002..........................           83       263,044          5.7       3,374,835             6.7             12.83
2003..........................           31       231,117          5.0       2,201,665             4.3              9.54
2004..........................           18        74,685          1.6       1,017,565             2.0             13.62
2005..........................           23       285,416          6.2       3,123,917             6.2             10.95
Thereafter....................           98     1,771,601         38.5      17,467,572            34.5              9.86
                                         --     ---------         ----      ----------            ----              ----
Total/Average.................          916     4,596,938        100.0%    $50,681,078           100.0%        $   11.02
                                        ===     =========        =====     ===========           =====         =========

                PRICE RANGE OF THE COMMON STOCK AND DISTRIBUTIONS

     The Company's Common Stock began trading on the Nasdaq National Market ("NASDAQ") on June 27, 1995 and on the NYSE on August 13, 1996. The table below sets forth for the fiscal periods indicated the high and low sales prices per share of the Company's Common Stock, as reported on the NYSE composite tape or NASDAQ and the distributions paid for such periods.


                                                                   DISTRIBUTIONS
                                                  HIGH      LOW      PER SHARE
                                                  ----      ---      ---------
1995
  Third Quarter ..............................   $18       $17        $.4875
  Fourth Quarter .............................    18 1/2    17         .4875
1996
  First Quarter ..............................    19        17 3/4     .4875
  Second Quarter .............................    20 1/2    18 1/4     .4875
  Third Quarter ..............................    21 1/4    19 1/4     .4875
  Fourth Quarter .............................    23 5/8    20 3/8     .4875
1997
  First Quarter ..............................    24 1/4    22 1/4     .4875
  Second Quarter .............................    25 3/8    22 3/8     .4875
  Third Quarter (through September 16, 1997)..    25 1/4    22 3/4     .4875

     On September 16, 1997, the closing sale price of the Common Stock as reported on the NYSE was $24.6875 per share. As of September 16, 1997, the approximate number of holders of record of the Common Stock was 183.


     For the year ended December 31, 1996, 75.6% (or $1.47 per share) of the distributions made through December 31, 1996 on the Common Stock represented a return of capital for federal income tax purposes.

     In the future, the Company's ability to make distributions will be affected by a number of factors, including the revenues received from its properties, the operating expenses of the Company, the interest expense incurred on outstanding indebtedness, the ability of tenants to meet their obligations under leases, unanticipated capital expenditures and dividends received from the Management Company. In addition, if the Exchangeable Debentures (as defined below) are exchanged for Convertible Preferred Stock annual cash available for distribution will be reduced by approximately $375,000. One or more of the foregoing factors could limit the Company's ability to maintain distributions at the current level.

     Federal income tax law requires a REIT to distribute annually at least 95% of its REIT taxable income. For the twelve-month period ended December 31, 1996, the amount of distributions necessary to maintain the Company's REIT status for that year would have been approximately $5.6 million or $2.44 per share of Convertible Preferred Stock and $1.4 million or $0.41 per share of Common Stock.

     Distributions by the Company to the extent of its current or accumulated earnings and profits for Federal income tax purposes, other than capital gain dividends, will be taxable to stockholders as ordinary dividend income. Capital gain dividends generally will be treated as gains from the sale or exchange of a capital asset held for more than one year. Distributions in excess of earnings and profits generally will be treated as a non-taxable reduction of the stockholder's basis in the stock to the extent thereof, and thereafter as taxable gain. Distributions treated as non-taxable reduction in basis will have the effect of deferring taxation until the sale of a stockholder's capital stock. For a discussion of the tax treatment of distributions to holders of shares of capital stock, see "Federal Income Tax Considerations to Holders of Common Stock."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company and the pro forma capitalization of the Company as of June 30, 1997, after giving effect to the sale of the Common Stock offered hereby, and the application of the net proceeds from the Offering as described under the caption "Use of Proceeds." The information set forth in the following table should be read in conjunction with the consolidated financial statements and notes thereto incorporated into the accompanying Prospectus.


                                                                                          JUNE 30, 1997
                                                                                    -------------------------
                                                                                    HISTORICAL      PRO FORMA
                                                                                    ----------      ---------
                                                                                          (IN THOUSANDS)
Mortgage and other notes payable..................................................  $   192,377   $   151,577
Exchangeable Debentures(1)........................................................       25,000        25,000
Minority interest(2)..............................................................       18,418        18,418
Stockholders' equity:(3)
  Preferred Stock,  $.01 par value,  10,000,000 shares  authorized;  Convertible
     Preferred Stock, $.01 par value, 3,800,000 shares designated; 2,314,189
     shares issued and outstanding(4).............................................           23            23
  Common Stock, $.01 par value, 90,000,000 shares authorized; 5,038,999 and
     6,838,999 shares issued and outstanding, respectively........................           50            68
  Additional paid-in capital......................................................      121,247       162,029
  Accumulated distributions in excess of earnings.................................      (23,221)      (23,221)
                                                                                        -------       -------
       Total stockholders' equity.................................................       98,099       138,899
                                                                                         ------       -------
            Total capitalization..................................................  $   333,894   $   333,894
                                                                                    ===========   ===========

---------
(1) The $25.0 million of Exchangeable Debentures, due 1999 (the "Exchangeable Debentures"), are exchangeable for shares of Convertible Preferred Stock at $25.00 per share (1,000,000 shares) and are collateralized by two Properties.

(2) Reflects the 429,147 Exchangeable Preferred Units and 950,012 (Historical) and 1,972,012 (Pro Forma) Common Units of the Operating Partnership not owned by the Company.


(3) Does not include: (i) 950,012 (Historical) and 1,972,012 (Pro Forma) shares of Common Stock and 429,147 shares of Convertible Preferred Stock reserved for issuance upon exchange of issued and outstanding Common Units (including Common Units to be issued in connection with the acquisition of the New Retail Properties) and Exchangeable Preferred Units, respectively, and (ii) 887,320 shares of Common Stock reserved for issuance under the Company's employee benefit plans.


(4) The Convertible Preferred Stock has a stated liquidation preference of $25.00 per share, is convertible (based on the then-applicable liquidation preference of the Convertible Preferred Stock) on or after May 31, 1999 into shares of Common Stock at a conversion price equal to $19.50, and is not redeemable by the Company prior to July 15, 1999.

             SELECTED HISTORICAL FINANCIAL AND PORTFOLIO INFORMATION

     The following tables set forth historical summary financial information for the Company and its predecessor, the FWM Group. The following selected financial information should be read in conjunction with the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and all of the financial statements and notes thereto incorporated into the accompanying Prospectus by reference. The historical operating data of the Company and its predecessor for the years ended December 31, 1992, 1993, 1994, 1995, and 1996 have been derived from the historical consolidated financial statements audited by Coopers & Lybrand L.L.P., independent accountants, whose report with respect to the information for the years ended December 31, 1994, 1995 and 1996 is incorporated into the accompanying Prospectus by reference. The operating data for the six months ended June 30, 1996 and 1997 has been derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the operating data for the six months ended June 30, 1996 and 1997 included all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

     Per share data for periods prior to the formation of the Company are not relevant to the historical combined financial statements of the FWM Group because such financial statements are a combined presentation of the predecessor entities. Historical operating results, including net income, may not be comparable to future operating results because of the recapitalization resulting from the formation of the Company. In addition, the Company believes that the book value of the Properties, which reflects historical cost of such assets, less accumulated depreciation, is not indicative of the fair value of the Properties.

                                                                                                                SIX MONTHS ENDED
                                                                        YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                         --------------------------------------------------     ----------------
                                                             1992       1993       1994       1995     1996           1996
                                                             ----       ----       ----       ----     ----           ----
                                                                                                                   (UNAUDITED)
                                                             (DOLLARS IN THOUSANDS, EXCEPT RETAIL PROPERTY INFORMATION)
FINANCIAL INFORMATION:
 Revenues:
   Minimum rent........................................  $  10,242  $  10,594  $  14,701  $  23,276  $  31,925      15,018
   Percentage rent.....................................        114         68        255        495        664         394
   Tenant reimbursements...............................      1,642      1,889      2,823      4,362      6,704       3,273
   Third-party fees....................................      3,095      4,396      1,912         --         --          --
   Other income........................................        310        245        508      1,447      1,672         914
                                                            ------     ------     ------     ------     ------      ------
     Total revenues....................................     15,403     17,192     20,199     29,580     40,965      19,599
 Expenses:
   Property operating and maintenance..................      4,726      5,137      6,299      7,229     10,270       4,992
   General and administrative..........................      2,115      2,665      1,356      2,831      3,137       1,700
   Interest............................................      8,144      7,909      9,301     11,230     14,986       7,026
   Depreciation and amortization.......................      2,514      2,721      4,579      5,808      8,019       3,744
                                                             -----      -----      -----      -----      -----       -----
     Total expenses....................................     17,499     18,432     21,535     27,098     36,412      17,462
                                                            ------     ------     ------     ------     ------      ------
Income (loss) before income from Management Company,
 extraordinary item and minority interest..............     (2,096)    (1,240)    (1,336)     2,482      4,553       2,137
Income from Management Company(1)......................         --         --        500        449        221           7
                              --                            ------     ------     ------     ------     ------      ------
Income (loss) before distributions to preferred
 stockholders, extraordinary item and minority
 interest..............................................     (2,096)    (1,240)      (836)     2,931      4,774       2,144
Extraordinary item.....................................         --      2,665      2,251         --         --          --
                                                            ------     ------      -----      -----      -----      ------
Net income (loss)......................................  $  (2,096) $   1,425
                                                            ======     ======
Income before minority interest and distributions to
 preferred stockholders................................                            1,415      2,931      4,774       2,144
(Income) loss allocated to minority
 interest..............................................                           (1,101)      (602)      (694)       (298)
                                                                                  ------       ----       ----        ----
Income before distributions to preferred
 stockholders..........................................                              314      2,329      4,080       1,846
Distributions to preferred stockholders................                           (1,811)    (5,117)    (5,641)     (2,820)
                                                                                  ------     ------     ------      ------
Loss allocated to common stockholders..................                        $  (1,497) $  (2,788) $  (1,561)  $    (974)
                                                                               =========  =========  =========   =========
     Net loss per Common
       Share(2)........................................                        $   (0.95) $   (1.19) $   (0.46)  $   (0.30)
                                                                               =========  =========  =========   =========
Shares of Common Stock, in thousands...................                            1,574      2,351      3,367       3,196
                                                                                   =====      =====      =====       =====


                                                        SIX MONTHS ENDED
                                                            JUNE 30,
                                                        ----------------
                                                              1997
                                                              ----
                                                           (UNAUDITED)
FINANCIAL INFORMATION:
 Revenues:
   Minimum rent........................................      20,666
   Percentage rent.....................................         573
   Tenant reimbursements...............................       4,231
   Third-party fees....................................          --
   Other income........................................         447
                                                                ---
     Total revenues....................................      25,917
 Expenses:
   Property operating and maintenance..................       6,726
   General and administrative..........................       2,140
   Interest............................................       8,928
   Depreciation and amortization.......................       5,117
                                                              -----
     Total expenses....................................      22,911
                                                             ------
Income (loss) before income from Management Company,
 extraordinary item and minority interest..............       3,006
Income from Management Company(1)......................         299
                              --                                ---
Income (loss) before distributions to preferred
 stockholders, extraordinary item and minority
 interest..............................................       3,305
Extraordinary item.....................................          --
                                                              -----
Net income (loss)......................................
Income before minority interest and distributions to
 preferred stockholders................................       3,305
(Income) loss allocated to minority
 interest..............................................        (499)
                                                               ----
Income before distributions to preferred
 stockholders..........................................       2,806
Distributions to preferred stockholders................      (2,820)
                                                             ------
Loss allocated to common stockholders..................   $     (14)
                                                          =========
     Net loss per Common
       Share(2)........................................   $   (0.00)
                                                          =========
Shares of Common Stock, in thousands...................       4,968
                                                              =====


                                                                                                                SIX MONTHS ENDED
                                                                        YEAR ENDED DECEMBER 31,                      JUNE 30,
                                                         --------------------------------------------------     ----------------
                                                             1992       1993       1994       1995     1996           1996
                                                             ----       ----       ----       ----     ----           ----
                                                                                                                   (UNAUDITED)
                                                             (DOLLARS IN THOUSANDS, EXCEPT RETAIL PROPERTY INFORMATION)
BALANCE SHEET INFORMATION:
 Rental properties, gross..............................  $  87,299  $  87,749  $ 175,213  $ 228,092  $ 314,235   $ 284,151
 Total assets..........................................     82,798     81,056    172,487    227,405    313,613     274,585
 Mortgage and other notes payable......................     93,918     92,382     89,858    116,182    167,047     160,363
 Exchangeable Debentures...............................         --         --     25,000     25,000     25,000      25,000
 Total liabilities.....................................     99,235     96,216    117,925    145,241    198,375     189,847
 Minority interest(3)..................................         --         --      8,580     11,088     16,661      13,009
 Stockholders' equity (deficit)........................    (16,437)   (15,160)    45,982     71,076     98,577      71,729

RETAIL PROPERTY INFORMATION:
 Retail Occupancy......................................       94.6%      95.4%      94.7%      96.0%      96.4%       95.6%
 Number of Retail Properties...........................         14         14         20         27         36          33
 Retail Properties GLA (thousands of square feet)......      1,186      1,186      2,014      2,646      3,522       3,290
 Average rent(4):
   Retail Properties (per square foot).................  $    9.07  $    9.16  $   10.08  $   10.28  $   10.43   $   10.54

OTHER DATA(5)
 Funds From Operations(6)..............................                                   $  10,539  $  14,290   $   6,588
 Cash flow from operating activities...................  $   1,037  $     831  $   3,164  $  10,003  $  11,616   $   5,723
 Cash flow (used in) investing activities..............     (1,636)      (450)   (56,236)   (29,884)   (56,994)    (40,637)
 Cash flow provided by (used in) financing
 activities............................................        367       (529)    53,615     26,574     49,352      28,567

                                                      SIX MONTHS ENDED
                                                          JUNE 30,
                                                      ----------------
                                                            1997
                                                            ----
                                                         (UNAUDITED)
BALANCE SHEET INFORMATION:
 Rental properties, gross..............................   $ 358,479
 Total assets..........................................     344,073
 Mortgage and other notes payable......................     192,377
 Exchangeable Debentures...............................      25,000
 Total liabilities.....................................     227,556
 Minority interest(3)..................................      18,418
 Stockholders' equity (deficit)........................      98,099

RETAIL PROPERTY INFORMATION:
 Retail Occupancy......................................        95.1%
 Number of Retail Properties...........................          39
 Retail Properties GLA (thousands of square feet)......       4,059
 Average rent(4):
   Retail Properties (per square foot).................   $   10.78

OTHER DATA(5)
 Funds From Operations(6)..............................   $   9,630
 Cash flow from operating activities...................   $  10,361
 Cash flow (used in) investing activities..............     (20,420)
 Cash flow provided by (used in) financing
 activities............................................         929

--------
(1) Subsequent to June 27, 1994, activity of the Management Company is being reflected using the equity method of accounting.

(2) Because the Company's income is based on its percentage interest in the Operating Partnership's income, the net loss per share would be unchanged for the periods presented even if Common Units were exchanged for Common Stock of the Company.

(3) Reflects the Exchangeable Preferred Units and Common Units of the Operating Partnership not owned by the Company.

(4) Represents base rent divided by square feet leased, for the annualized 12-month period.

(5)  For the year or six months ending as of the date indicated.

(6) The White Paper on Funds From Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 defines Funds From Operations as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect Funds From Operations on the same basis. The Company believes that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of the Company to incur and service debt, to make capital expenditures and to fund other cash needs. The Company computes Funds From Operations in accordance with standards established by NAREIT which may not be comparable to Funds From Operations reported by other REITS that do not define the term in accordance with the current NAREIT definition or that interpret the NAREIT definition differently from the Company. Funds From Operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity or of ability to make distributions.

                                   MANAGEMENT

The persons who are directors and executive officers of the Company and their ages (as of June 30, 1997) are as follows:


                 NAME                           AGE          PRINCIPAL OCCUPATIONS AND POSITION
                 ----                           ---          ----------------------------------
Stuart D. Halpert......................          54   Chairman of the Board
William J. Wolfe.......................          45   President, Chief Executive Officer and Director
James G. Blumenthal....................          40   Executive Vice President and Chief Financial Officer
Lester Zimmerman.......................          47   Executive Vice President and Director
Jeffrey S. Distenfeld..................          42   Senior Vice President, Secretary and General Counsel
James G. Pounds........................          41   Senior Vice President
Stephen Mitnick........................          36   Vice President
Stanley T. Burns.......................          52   Director; Principal of The Calloway Group, a consulting firm specializing in business strategy and finance.
Matthew J. Hart........................          45   Director; Executive Vice President and Chief Financial Officer of
                                                      Hilton Hotel Corporation
William M. Russell.....................          61   Director; Senior Real Estate Advisor of Aetna, Inc.
Heywood Wilansky.......................          49   Director; President, Chief Executive Officer and a Director of the
                                                      Bon-Ton Stores, Inc. a retail department store.



                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                           TO HOLDERS OF COMMON STOCK

     The following summary of certain federal income tax considerations to holders of Common Stock is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of Common Stock will vary depending upon his particular situation, and this discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws.

     Except as set forth below under the heading "Recently Enacted Legislation," this discussion does not address any aspects of federal income taxation to the Company relating to its election to be taxed as a real estate investment trust. A summary of certain federal income tax considerations to the Company is provided in the Prospectus.

     The discussion set forth below assumes that the Company qualifies as a REIT under the Code. If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions paid to stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates. As a result, the funds available for distribution to the Company's stockholders would be reduced. See "Certain Federal Income Tax Considerations--Failure to Qualify" in the Prospectus.

     EACH INVESTOR SHOULD REFER TO THE PROSPECTUS FOR A SUMMARY OF THE FEDERAL INCOME TAX CONSIDERATIONS TO THE COMPANY OF ITS REIT ELECTION. EACH INVESTOR IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF TAXABLE U.S. STOCKHOLDERS GENERALLY


     As used herein, the term "U.S. Stockholder" means a holder of Common Stock who (for United States Federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) is an estate or trust the income of which is subject to the United States Federal income taxation regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.


     As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Stockholders that are corporations. For purposes of determining whether distributions to holders of Common Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Convertible Preferred Stock (to the extent of the preferred distributions on such stock), then to the Common Stock (to the extent of distributions equal to $0.4875 per quarter per share) and then pro-rata between both the Convertible Preferred Stock and the Common Stock with respect to any distributions in which the Convertible Preferred Stock is entitled to participate.


     Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to taxable U.S. Stockholders as gains from the sale or exchange of a capital asset held for more than one year (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period of which a U.S. Stockholder has held his shares of stock. It is not clear whether such amounts will be taxable at the rates applicable to mid-term capital gains (applicable to gains from the sale of capital assets held for more than one year but less than or equal to eighteen months) or whether long-term capital gain rates (applicable to gains from the sale of capital assets held for more than eighteen months) will apply. This uncertainty may be clarified by future legislation or regulations. U.S. Stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.


     To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Stockholder, reducing the adjusted basis which such U.S. Stockholder has in his shares of stock for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of U.S. Stockholder's adjusted basis in his shares taxable as capital gains (provided that the shares have been held as a capital asset). Dividends declared by the Company in October, November, or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

     Distributions made by the Company and gain arising from the sale or exchange by a U.S. Stockholder of Common Stock will not be treated as passive activity income, and, as a result, U.S. Stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions made by the Company (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment income limitation. Gain arising from the sale or other disposition of Common Stock, however, will not be treated as investment income unless the U.S.
Stockholder elects to reduce the amount of such U.S. Stockholder's total net capital gain eligible for the capital gains rates by the amount of such gain with respect to the shares.


     Upon any sale or other disposition of Common Stock, a U.S. Stockholder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition, and (ii) the holder's adjusted basis in the stock for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Stockholders as a capital asset, and in the case of a U.S. Stockholder who is an individual, will be mid-term gain or loss if such shares have been held for more than one year or eighteen months, respectively.

In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of Common Stock that has been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Stockholder from the Company which were required to be treated as long-term capital gains.


BACKUP WITHHOLDING

     The Company will report to its U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company.

OTHER TAX CONSEQUENCES

     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

RECENTLY ENACTED LEGISLATION

     On August 5, 1997, President Clinton signed into law the Taxpayer Relief Act of 1997 (H.R. 2014), which will have the effect of modifying certain REIT-related Code provisions for tax years of the Company beginning on or after January 1, 1998. The following list sets forth the significant changes contained in this legislation: (i) the rule disqualifying a REIT for any year in which it fails to comply with certain regulations requiring the REIT to monitor its stock ownership is replaced with an intermediate financial penalty; (ii) the rule disqualifying a REIT that is "closely held" (i.e., during the last half of each taxable year, 50% or more in value of a REIT's outstanding stock is owned by five or fewer individuals) does not apply if during such year the REIT complied with certain regulations which require the REIT to monitor its stock ownership, and the REIT did not know or have reason to know that it was closely held; (iii) a REIT is permitted to render a de minimis amount of impermissible services to tenants in connection with the management of property and still treat amounts received with respect to such property (other than certain amounts relating to such services) as qualified rent; (iv) the rules regarding attribution to partnerships for purposes of defining qualified rent and independent contractors are modified so that attribution occurs only when a partner owns a 25% or greater interest in the partnership; (v) the 30% gross income test is repealed;
(vi) any corporation wholly owned by a REIT is permitted to be treated as a qualified REIT subsidiary regardless of whether such subsidiary has always been owned by the REIT; (vii) the class of excess noncash items for purposes of the REIT distribution requirements is expanded; (viii) property that is involuntarily converted is excluded from the prohibited transaction rules; (ix) the rules relating to shared appreciation mortgages are modified; (x) income from all hedges that reduce the interest rate risk of REIT liabilities, including rate swap or cap agreements, options, futures and forward rate contracts, is included in qualifying income for purposes of the 95% gross income test; (xi) a REIT is able to elect to retain and pay income tax on its net long-term capital gains, and if such election is made, the REIT's shareholders include in income their proportionate share of the undistributed long-term capital gain and are deemed to have paid their proportionate share of tax paid by the REIT; (xii) the rules relating to the grace period for foreclosure property are modified and (xiii) certain other Code provisions relating to REITS are amended.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, Friedman, Billings, Ramsey & Co., Inc., Salomon Brothers Inc and Tucker Anthony Incorporated have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:


     UNDERWRITER                                NUMBER OF SHARES
     -----------                                ----------------
BT Alex. Brown Incorporated.................          450,000
Friedman, Billings, Ramsey & Co., Inc.......          450,000
Salomon Brothers Inc........................          450,000
Tucker Anthony Incorporated.................          450,000
                                                    ---------
Total.......................................        1,800,000
                                                    =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.


     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $0.72 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.


     The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 270,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,800,000, and the Company will be obligated, pursuant to the option, to sell such shares to the
Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will sell such additional shares on the same terms as those on which the 1,800,000 shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In addition, the Company and each of its executive officers and directors have agreed with the Underwriters not to offer, sell, contract to sell or otherwise issue or dispose of shares of Common Stock for the 90-day period following the Offering, except that the Company may issue new shares of

Common Stock pursuant to the exchange or conversion of outstanding securities, the issuance of shares of Common Stock pursuant to employee benefit plans and in connection with future acquisitions.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                     EXPERTS


     The consolidated balance sheets of the Company as of December 31, 1996 and 1995, the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996, and the combined statement of revenues and certain expenses of the Chicago Properties for the year ended December 31, 1996, incorporated by reference into the accompanying Prospectus, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                  LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Latham & Watkins, Washington, D.C. Latham & Watkins will rely as to certain matters of Maryland law, including the legality of the Common Stock, on the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland. In addition, the description of federal income tax consequences contained in the accompanying Prospectus entitled "Federal Income Tax Considerations to the Company of its REIT Election" and in this Prospectus Supplement entitled "Certain Federal Income Tax Considerations to Holders of Common Stock" is based upon the opinion of Latham & Watkins. Certain legal matters related to the Offering will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                   PROSPECTUS

                                  $175,000,000

                       FIRST WASHINGTON REALTY TRUST, INC.

              Common Stock, Common Stock Warrants, Preferred Stock,
                      Depositary Shares and Debt Securities

     First Washington Realty Trust, Inc. (the "Company") may from time to time offer in one or more series (i) shares of common stock, par value $.01 per share (the "Common Stock"), (ii) warrants to purchase Common Stock (the "Common Stock Warrants"), (iii) shares of preferred stock, par value $.01 per share (the "Preferred Stock"), (iv) shares of Preferred Stock represented by depositary shares (the "Depositary Shares"), or (v) debt securities (the " Debt Securities"), with an aggregate public offering price of up to $175,000,000 in amounts, at prices and on terms to be determined at the time of any such offering. The Company may offer the Common Stock, Common Stock Warrants,
Preferred Stock, Depositary Shares, and Debt Securities (collectively, the "Securities") from time to time, separately or together, in separate series, in amounts, at prices and on terms to be set forth in supplements to this Prospectus (each a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Common Stock, the specific number of shares and issuance price per share; (ii) in the case of Common Stock Warrants, the duration, offering price, exercise price and detachability; (iii) in the case of Preferred Stock, the specific number of shares, designation, any dividend, liquidation, redemption, conversion, voting and other rights, and issuance price per share; (iv) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; and (v) in the case of Debt Securities, the specific title, aggregate principal amount, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for any sinking fund payments, terms for conversion into Common Stock, Preferred Stock or Debt Securities of another series, and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.

                            ------------------------

     This Prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in an accompanying Prospectus Supplement.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS APRIL 17, 1997

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a website at http://www.sec.gov containing reports, prospectuses and information statements and other information regarding registrants, including the Company, that file electronically. Similar materials and other information concerning the Company also are available for inspection at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits and schedules, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. The Prospectus and any accompanying Prospectus Supplement do not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement may be inspected without charge at the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission. The Registration Statement also may be retrieved from the Commission's website.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents which have previously been filed by the Company with the Commission are incorporated herein by reference:

     (1) the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1995;

     (2) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996, and September 30, 1996;

     (3) the Company's Current Reports on Form 8-K dated February 13, 1997; November 5, 1996; June 28, 1996; April 29, 1996; April 1, 1996;
          January 30, 1996; and January 19, 1996;

     (4) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on August 9, 1996;

     (5) item 27 of the Company's Registration Statement on Form S-11, as amended, filed on November 22, 1996;

     (6) the Company's Proxy Statement with respect to its Annual Meeting of Shareholders held on May 23, 1996.

     All documents filed by the Company, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities made hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company, at 4350 East-West Highway, Suite 400, Bethesda, MD 20814, Attention: Investor Relations; telephone number (301) 907-7800.

                                   THE COMPANY

     First Washington Realty Trust, Inc. (the "Company") is a fully integrated, self-administered and self-managed real estate company that operates as a REIT with expertise in the acquisition, management, renovation and development of principally supermarket-anchored neighborhood shopping centers. As of January 31, 1997, the Company owned a portfolio of 38 retail properties (the "Retail Properties"). The Retail Properties contain a total of approximately 3.9 million square feet of gross leasable area ("GLA") in the Mid-Atlantic region. The Company also owns two multifamily properties in the Mid-Atlantic region (the "Multifamily Properties") (the Retail Properties and the Multifamily Properties are collectively referred to as the "Properties").

     The Company's business strategy is highly focused with respect to property type and location. The Company concentrates its efforts on supermarket-anchored neighborhood shopping centers. The Company generally seeks to own properties located in densely populated areas, that have high visibility, open-air designs and ease of entry and exit, and that may be readily adaptable over time to expansion, renovation and redevelopment.

     The Retail Properties are strategically located neighborhood shopping centers, principally anchored by well-known tenants such as Shoppers Food Warehouse, Weis Markets, Rite Aid, A&P Superfresh, Giant Food, CVS/Pharmacy, Safeway, Winn Dixie and Acme Markets. As of December 31, 1996, national and regional tenants accounted for approximately 73% of leased GLA and approximately 60% of annualized minimum rents for the Retail Properties. The anchor tenants at the Retail Properties typically offer daily necessity items. Management believes that anchor tenants offering daily necessity items help to generate regular consumer traffic and to provide economic stability.

     From December 31, 1992 to December 31, 1996, the occupancy rate for the Retail Properties (during the respective periods each such property was owned by the Company) has averaged approximately 95%. Average effective net rents (as measured by base rent divided by square feet leased, excluding vacant space) increased from $9.07 per square foot as of December 31, 1992 to $10.44 as of December 31, 1996.

     The Company owns the Properties indirectly through its ownership of First Washington Realty Limited Partnership (the "Operating Partnership"). Certain of the Properties are also owned by partnerships (or limited liability companies) in which the Operating Partnership, the Company or a subsidiary of the Company acts as general partner (or Managing Member) and owns a controlling interest (the "Lower Tier Partnerships"). The Company, through its ownership of First Washington Management, Inc. (the "Management Company"), manages and leases all of the Retail Properties. In addition, the Management Company provides management, leasing and related services for third parties. As of December 31, 1996, the Management Company provided management, leasing and related services to third-party clients for 30 shopping centers containing approximately 3.2 million square feet of GLA throughout the Mid-Atlantic region.

     Although the Company, the Operating Partnership, the Lower Tier Partnerships and the Management Company are separate entities, each of which is managed in accordance with its governing documents, for ease of reference the term "Company" as used herein shall refer to the business and properties of the Company, the Operating Partnership, the Lower Tier Partnerships and the Management Company, unless the context indicates otherwise.

     This Prospectus, including the documents incorporated herein by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). Also, documents subsequently filed by the Company with the Securities and Exchange Commission and incorporated herein by reference will contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in the Prospectus Supplement and the matters set forth or incorporated in this Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. Prospective investors should carefully consider, among other factors, the risk factors described in the Prospectus Supplement and the matters described below before purchasing Securities.


                                 USE OF PROCEEDS

     Unless otherwise indicated in the Prospectus Supplement accompanying this Prospectus, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include the acquisition, development and renovation of neighborhood shopping centers as suitable opportunities arise, the expansion and improvement of certain properties and the repayment of outstanding indebtedness. Pending such uses, the net proceeds from the sale of Securities will be invested in short-term, investment grade securities.


                       RATIO OF EARNINGS TO FIXED CHARGES

     Prior to its formation in June 1994, the Company and its predecessor were privately held and operated in a manner to minimize net taxable income. As a result, although the Company historically generated positive cash flow, it experienced net losses for the years 1992 to 1996. Consequently, the computation of the ratios of earnings to fixed charges for these periods were inadequate to cover fixed charges by approximately $2.1 million, $3.0 million, $3.0 million, $4.6 million and $1.2 million for the years 1992 through 1996.

     For the purpose of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of debt discount and issuance costs, whether expensed or capitalized.


                      GENERAL DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms of the stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland law and to the Company's charter and bylaws which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information."

General

     The charter of the Company provides that the Company may issue up to 100,000,000 shares of capital stock, consisting of 90,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 1996, 4,946,245 shares of Common Stock and 2,314,189 shares of Series A Cumulative Participating Convertible Preferred Stock (the "Convertible Preferred Stock") were issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation's debts or obligations solely as a result of their status as stockholders. In determining whether a distribution (other than upon voluntary or involuntary liquidation), by distribution, redemption or other acquisition of shares or otherwise, is permitted under the MGCL, the amount of the aggregate liquidation preference of the Convertible Preferred Stock will not be counted as a liability of the Company.

Power To Issue Additional Shares Of Common Stock And Preferred Stock

     The Board of Directors has the power under the charter to authorize the Company to issue additional authorized but unissued shares of Common Stock and preferred stock (including any unissued shares of any series of preferred stock, to the extent permitted by the terms of such series or class) and to classify or reclassify unissued shares of Common or preferred stock and thereafter to cause the Company to issue such classified or reclassified shares of stock. Prior to the issuance of such shares of Common Stock and shares of preferred stock, the Board of Directors is required by the MGCL and the charter of the Company to fix, the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each share or series or class. The Company believes that this power of the Board of Directors will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series of Preferred Stock, as well as the Common Stock, will be available for issuance without further action by the Company's stockholders (provided, however, that the issuance of additional series or classes of preferred stock with rights senior to the Convertible
Preferred Stock is subject to the approval of the holders of Convertible Preferred Stock), unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Directors has no intention at the present time of doing so, it could authorize the Company to issue a class or series that could, depending upon the terms of such class or series, delay or impede a transaction or a change of control of the Company that might involve a premium price for the Common Stock and Convertible Preferred Stock or otherwise be in the best interest of the stockholders.

Restrictions On Ownership, Transfer And Conversion

     For the Company to qualify as a REIT under the Code, not more than 50% in value of the issued and outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year). In addition, rent from Related Party Tenants (as defined below under "Federal Income Tax Considerations-Taxation of the Company-Income Tests") is not qualifying income for purposes of the gross income tests of the Code. See "Federal Income Tax Considerations-Taxation of the Company-Requirements for Qualification." Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Board of Directors has adopted, and the stockholders prior to the June 1994 Offering have approved, provisions in the Company's charter restricting the acquisition and ownership of shares of the Company's capital stock.

     Subject to certain exceptions specified in the Company's charter, no holder may own, either actually or constructively under the applicable attribution rules of the Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of Common Stock (the "Common Ownership Limit"). Except as described below, the Common Ownership Limit will not apply, however, to holders of shares of Common Stock who acquire shares of Common Stock in excess of the Common Ownership Limit solely by reason of the conversion of shares of Convertible Preferred Stock owned by such holder into shares of Common Stock.

     Subject to certain exceptions specified in the Company's charter, no holder may acquire, either actually or constructively under the applicable attribution rules of the Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding shares of Convertible Preferred Stock (the "Convertible Preferred Ownership Limit"). Except as described below, there are no restrictions on the ability of a holder of shares of Convertible Preferred Stock to convert such shares into shares of Common Stock even if, as a result of such conversion, the holder will own shares of Common Stock in excess of the Common Ownership Limit. However, no person may actually or constructively acquire or own shares of Convertible Preferred Stock or shares of Common Stock, or convert Convertible Preferred Stock into Common Stock, to the extent that the aggregate value of Convertible Preferred Stock and Common Stock actually and constructively owned by such person would exceed 9.8% of the total value of the outstanding shares of the capital stock of the Company (the "Aggregate Stock Ownership Limit"). Under certain circumstances, this limitation could prevent a person who owns shares of Convertible Preferred Stock from converting a portion of such shares into shares of Common Stock.

     If, as a result of a purported acquisition (actual or constructive) of capital stock, any person (a "Prohibited Transferee") would acquire, either actually or constructively under the applicable attribution rules of the Code, shares of capital stock in excess of an applicable ownership restriction, such shares will be automatically transferred to a trust for the benefit of a charitable beneficiary, effective as of the close of business on the business day prior to the purported acquisition by the Prohibited Transferee. While such stock is held in trust, the trustee shall have all voting rights with respect to the shares, and all dividends or distributions paid on such stock will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on shares of capital stock prior to the discovery by the Company that such shares have been automatically transferred to the trust shall, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust is required to sell the shares held in the trust to a person who may own such shares without violating the ownership restrictions (a "Permitted Holder"). Upon such sale, the price paid for the shares by the Permitted Holder shall be distributed to the Prohibited Transferee to the extent of the lesser of (i) the price paid by the Prohibited Transferee for the shares or, in the case of a transfer of shares to a trust resulting from an event other than an actual acquisition of shares by a Prohibited Transferee, the fair market value, on the date of transfer to the trust, of the shares so transferred or (ii) the fair market value of the shares on the date of transfer by the trustee to the Permitted Holder. Any proceeds in excess of this amount shall be paid to the charitable beneficiary.

     An automatic repurchase of shares by the Company will occur to the extent necessary to prevent any violation of the Convertible Preferred Ownership Limit, Common Stock Ownership Limit, or the Aggregate Stock Ownership Limit as the result of events other than the actual or constructive acquisition of capital stock by the holder, such as changes in the relative value of different classes of the Company's capital stock. In the event of any such automatic repurchase, the repurchase price of each share will be equal to the market price on the date of the event that resulted in the repurchase. Any dividend or other distribution paid to a holder of repurchased shares (prior to the discovery by the Company that such shares have been automatically repurchased by the Company as described above) will be required to be repaid to the Company upon demand.

     If shares of capital stock which would cause the Company to be beneficially owned by less than 100 persons are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to such stock.

     The Board of Directors may waive the Common Ownership Limit or the Convertible Preferred Ownership Limit or the Aggregate Stock Ownership Limit with respect to a particular stockholder if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.

     In addition to any of the foregoing ownership limits, no holder may own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's capital stock if such ownership or acquisition (i) would cause more than 50% in value of the Company's outstanding capital stock to be owned, either actually or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities), (ii) would result in the Company's capital stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (iii) would otherwise result in the Company failing to qualify as a REIT. Acquisition or ownership (actual or constructive) of the Company's capital stock in violation of these restrictions will result in automatic transfer of such stock to a trust for the benefit of a charitable beneficiary, automatic repurchase of the violative shares by the Company, or the violative transfer will be deemed void ab initio, as described above.

     If the Board of Directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own capital stock of the Company in violation of the above described limits, the Board of Directors shall take such action as it deems advisable to refuse to give effect or to prevent such ownership or acquisition, including but not limited to causing the Company to repurchase stock, refusing to give effect to such ownership or acquisition on the books of the Company, or instituting proceedings to enjoin such ownership or acquisition.

     The constructive ownership rules are complex and may cause Common Stock or Convertible Preferred Stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding Common Stock or less than 9.8% of the outstanding Convertible Preferred Stock (or the acquisition of an interest in an entity which owns Common Stock or Convertible Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Common Stock or Convertible Preferred Stock in excess of the limits described above, and thus subject such stock to the Common Ownership Limit, the Convertible Preferred Ownership Limit, or the Aggregate Stock Ownership Limit.

     All certificates representing shares of the Company's capital stock bear a legend referring to the restrictions described above.

     All persons who own a specified percentage (or more) of the outstanding shares of the stock of the Company must file a completed questionnaire annually with the Company containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending on the number of record holders of shares. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the actual and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of Common Stock or Convertible Preferred Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

NYSE Listing

     The Common Stock is listed on the NYSE under the symbol "FRW." The Convertible Preferred Stock is listed on the NYSE under the symbol "FRW pfA."


                           DESCRIPTION OF COMMON STOCK

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock of the Company or upon the exercise of Common Stock Warrants issued by the Company. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive such dividends as the Board of Directors may declare out of funds legally available for the payment of dividends. Upon issuance, the shares of Common Stock will be fully paid and nonassessable and have no preferences or conversion, exchange or preemptive rights. In the event of any liquidation, dissolution or winding-up of the Company, the holders of shares of Common Stock are entitled to share ratably in any of the Company's assets remaining after the satisfaction of all obligations and liabilities of the Company and after required distributions to holders of Preferred Stock, if any. Each share is entitled to one vote on all matters voted upon by the holders of Common Stock. Holders of shares of Common Stock have no cumulative voting rights.

     Subject to the preferential rights of any other shares or series of capital stock, holders of shares of Common Stock are entitled to receive distributions on such shares if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     Subject to the matters discussed under "Certain Provisions of Maryland Law and the Company's Charter and Bylaws-Control Share Acquisitions," each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such shares of Common Stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares of Common Stock will not be able to elect any directors.

     Holders of shares of Common Stock have no preference, conversion, sinking fund, redemption, exchange or preemptive rights to subscribe for any securities of the Company. All shares of a particular class of issued Common Stock have equal dividend, distribution, liquidation and other rights.

     Pursuant to the MGCL, a corporation generally cannot (except under and in compliance with specifically enumerated provisions of the MGCL) dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. The Company's charter provides for approval of any such action by a majority of the votes entitled to be cast in the matter, except in the case of amendment of the charter provisions relating to removal of directors, classification of the Board of Directors, voting rights of the Common Stock or voting requirements for charter amendments. In addition, a number of other provisions of the MGCL could have a significant effect on the shares of Common Stock and the rights and obligations of holders thereof. See "Certain Provisions of Maryland Law and the Company's Charter and Bylaws."

     The transfer agent and registrar for the shares of Common Stock is American Stock Transfer & Trust Company.


                      DESCRIPTION OF COMMON STOCK WARRANTS

     The Company may issue Common Stock Warrants for the purchase of Common Stock. Common Stock Warrants may be issued independently or together with any other Securities offered pursuant to any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and the warrant recipient or, if the recipients are numerous, a warrant agent identified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent, if engaged, will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. Further terms of the Common Stock Warrants and the applicable Warrant Agreements will be set forth in the Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of any Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Common Stock Warrants; (2) the aggregate number of such Common Stock Warrants; (3) the price or prices at which such Common Stock Warrants will be issued; (4) the designation, number and terms of the shares of Common Stock purchasable upon exercise of such Common Stock Warrants; (5) the designation and terms of the other Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with such offered Securities; (6) the date, if any, on and after which such Common Stock Warrants and the related Common Stock will be separately transferable; (7) the price at which each share of Common Stock purchasable upon exercise of such Common Stock Warrants may be purchased; (8) the date on which the right to exercise such Common Stock Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any;
(11) a discussion of certain federal income tax considerations relevant to a holder of such Common Stock Warrants; and (12) any other terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Common Stock Warrants.

     Reference is made to the section captioned "Description of Common Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants. Additionally, the section captioned "Description of Capital Stock" includes a description of certain restrictions on transfer of the Common Stock.

                         DESCRIPTION OF PREFERRED STOCK

     The following description of the Preferred Stock sets forth certain anticipated general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any class or series of Preferred Stock (which terms may be different than those stated below) will be described in the Prospectus Supplement to which such class or series relates. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Prospectus Supplement and Articles of Incorporation (including the amendment describing the designations, rights, and preferences of each class or series of Preferred Stock) and Bylaws.

     Subject to limitations prescribed by Maryland law and the Articles of Incorporation, the Company's Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or the duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including: (1) the title and stated value of such Preferred Stock; (2) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock; (3) the dividend rate(s), period(s) and or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (4) the date from which dividends on such Preferred Stock shall accumulate, if applicable; (5) the procedures for any auction and remarketing, if any, for such Preferred Stock; (6) the provision for a sinking fund, if any, for such Preferred Stock; (7) the provisions for redemption, if applicable, of such Preferred Stock; (8) any listing of such Preferred Stock on any securities exchange; (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof); (10) a discussion of certain federal income tax considerations relevant to a holder of such Preferred Stock; (11) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (12) any limitations on issuance of any series or classes of Preferred Stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (13) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT and (14) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

Rank

     Unless  otherwise  specified in the  Prospectus  Supplement,  the Preferred
Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity and debt securities which are specifically designated as ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity and debt securities issued by the Company the terms of which specifically provide that such equity and debt securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and
(iii) junior to all equity and debt securities issued by the Company the terms of which specifically provide that such equity and debt securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

Dividends

     Holders of shares of the Preferred Stock of each class or series shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends (or dividends in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus

Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Dividends on any class or series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any class or series of the Preferred Stock for which dividends are noncumulative, then the holders of such class or series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such class or series are declared payable on any future dividend payment date.

     Unless otherwise specified in the applicable Prospectus Supplement, if any shares of the Preferred Stock of any class or series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of the Company of any other class or series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such class or series for any period unless full dividends (which include all unpaid dividends in the case of cumulative dividend Preferred Stock) have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such class or series.

     When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any class or series and the shares of any other class or series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such class or series, all dividends declared upon shares of Preferred Stock of such class or series and any other class or series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata among the holders of such class or series. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such class or series which may be in arrears.

     Until required dividends are paid, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such class or series as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such class or series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such class or series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such class or series as to dividends and upon liquidation).

     Any dividend payment made on shares of a class or series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of Preferred Stock of such class or series which remains payable.

Redemption

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a class or series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the Prospectus Supplement. If the redemption price for Preferred Stock of any class or series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any class or series of the Preferred Stock of the Company ranking on a parity as to dividends and distributions of assets with such class or series of the Preferred Stock are in arrears, no shares of any such class or series of the Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such class or series and, unless the full cumulative dividends on all outstanding shares of any cumulative Preferred Stock of such class or series and any other stock of the Company ranking on a parity with such class or series as to dividends and upon liquidation shall have been paid or contemporaneously are declared and paid for all past dividend periods, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such class or series (except by conversion into or exchange for stock of the Company ranking junior to the Preferred Stock of such class or series as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase or acquisition of such shares of Preferred Stock to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such class or series.

     If fewer than all of the outstanding shares of Preferred Stock of any class or series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that will not result in the issuance of any Excess Shares.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any class or series to be redeemed at the address shown on the stock transfer books of the Company. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

Liquidation Preference

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of Common Stock, or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each class or series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares.

Voting Rights

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Any class or series of Preferred Stock may provide that, so long as any shares of such class or series of Preferred Stock remain outstanding, the holders of such class or series may vote as a separate class on certain specified matters, which may include changes in the Company's capitalization, amendments to the Articles of Incorporation, and mergers and dispositions.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such class or series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     The provisions of a class or series of Preferred Stock may provide for additional rights, remedies, and privileges if dividends on such class or series are in arrears for specified periods, which rights and privileges will be described in the applicable Prospectus Supplement.

     Under Maryland law, notwithstanding anything to the contrary set forth above, holders of each class or series of Preferred Stock will be entitled to vote upon a proposed amendment to the Articles of Incorporation, whether or not entitled to vote thereon by the Articles of Incorporation, if the amendment would alter the contract rights, as set forth in the Articles of Incorporation, of their shares of stock.

Conversion Rights

     The terms and conditions, if any, upon which shares of any class or series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

Restrictions On Ownership

     The Preferred Stock will be subject to certain restrictions on ownership as described in the applicable Prospectus Supplement.


                        DESCRIPTION OF DEPOSITARY SHARES

General

     The Company  may issue  receipts  ("Depositary  Receipts")  for  Depositary
Shares, each of which will represent a fractional interest of a share of a particular class or series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of Preferred Stock of each class or series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Stock Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular class or series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to the Preferred Stock Depositary, the Company will cause the Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to the Deposit Agreement and the Depositary Receipts to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

Dividends and Other Distributions

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary.

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock converted into other securities.

Withdrawal of Stock

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted into other securities), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional shares of the Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Redemption of Depositary Shares

     Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of the Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that will not result in a violation of the Ownership Limit.

     From and after the date fixed for redemption, all dividends in respect of the shares of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption and surrender thereof to the Preferred Stock Depositary.

Voting of the Preferred Stock

     Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Stock Depositary.

Liquidation Preference

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

Conversion of Preferred Stock

     The Depositary Shares, as such, are not convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of Preferred Stock of the Company or other shares of stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion would result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

     The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least 66 2/3% of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each class or series of Preferred Stock affected by such termination consents to such termination, whereupon the Preferred Stock Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Stock Depositary with respect to such Depositary Receipts. The Company has agreed that if the Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into securities of the Company not so represented by Depositary Shares.

Charges of Preferred Stock Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depository

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

     The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.


                         DESCRIPTION OF DEBT SECURITIES

     The Company may issue Debt Securities under one or more trust indentures (each an "Indenture") to be executed by the Company and one or more trustees (each a "Trustee") meeting the requirements of a trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). The Indentures will be qualified under the TIA.

     The following description sets forth certain anticipated general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (which terms may be different than those stated below) and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the following description. Forms of the Senior Indenture (as defined herein) and the Subordinated Indenture (as defined herein) have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

General

     The Debt Securities will be direct obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt (as defined in the applicable Indenture) of the Company. Senior Securities and Subordinated Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a Trustee.

     Except as set forth in the applicable Indenture and described in a Prospectus Supplement relating thereto, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, secured or unsecured, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in the applicable Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

     (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

     (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

     (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

     (4) if convertible, any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock into which such Debt Securities are convertible;

     (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

     (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

     (7) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

     (9) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

     (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

     (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

     (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

     (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

     (14) any provisions for collateral security for repayment of such Debt Securities;

     (15) whether such Debt Securities will be issued in certificated and/or book-entry form;

     (16) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

     (17) the applicability, if any, of defeasance and covenant defeasance provisions of the applicable Indenture;

     (18) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

     (19) whether and under what circumstances the Company will pay additional amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

     (20) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as set forth in the applicable Indenture, the applicable Indenture will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

Merger, Consolidation Or Sale

     It is expected that each Indenture will provide that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided that (a)
either the Company shall be the continuing corporation, or the successor corporation (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any), and interest on, all of the applicable Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

Covenants

     Each Indenture will contain covenants requiring the Company to take certain actions and prohibiting the Company from taking certain actions. The covenants with respect to any series of Debt Securities will be described in the Prospectus Supplement relating thereto.

Events Of Default, Notice And Waiver

     Each Indenture will describe specific "Events of Defaults" with respect to any series of Debt Securities issued thereunder. Such "Events of Defaults" are likely to include (with grace and cure periods): (i) default in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any required sinking fund payment for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for a specified period of days after written notice as provided in the applicable Indenture; (v) default in the payment of specified amounts of indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled and

(vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any subsidiary or either of its property.

     If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% of the principal amount of the outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amounts may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture. Each Indenture also will provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may
be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

     Each Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

     Each Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of a Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt
Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

Modification Of The Indentures

     It is anticipated that modifications and amendments of an Indenture may be made by the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each series of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without a consent of each holder of such Debt Securities affected thereby: (1) change the stated maturity date of the principal of (or premium, if any) or any installment of interest, if any, on any such Debt Security; (2) reduce the principal amount of (or premium, if any) or the interest, if any, on any such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security; (3) change the place or currency of payment of principal of (or premium, if any) or interest, if any, on any such Debt Security; (4) impair the right to institute suit for the enforcement of any such payment on or with respect to any such Debt Security; (5) reduce the above-stated percentage of holders of Debt Securities necessary to modify or amend the Indenture; or (6) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. A record date may be set for any act of the holders with respect to consenting to any amendment.

     The holders of not less than a majority in principal amount of outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture.

     Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series to take permitted action.

Redemption Of Securities

     Each Indenture will provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, for certain reasons intended to protect the Company's status as a REIT. Debt Securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable Prospectus Supplement.

     From and after notice has been given as provided in the applicable Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the Debt Securities will be to receive payment of the Redemption Price.

Conversion Of Securities

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

Subordination

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Securities. No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default in Senior Securities exists that permits the Holders of such Senior Securities to accelerate their maturity and the default is the subject of judicial proceedings or the Company receives notice of the default. After all Senior Securities are paid in full and until the Subordinated Securities are paid in full, Holders of Subordinated Securities will be subrogated to the right of Holders of Senior Securities to the extent that distributions otherwise payable to Holders of Subordinated Securities have been applied to the payment of Senior Securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of Subordinated Securities. If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Securities outstanding as of the end of the Company's most recent fiscal quarter.


                     CERTAIN PROVISIONS OF MARYLAND LAW AND
                        THE COMPANY'S CHARTER AND BYLAWS

     The following paragraphs summarize certain provisions of Maryland law and the Company's charter and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the Company's charter and bylaws. See "Available Information."

Classification Of The Board Of Directors

     The Company's bylaws provide that the number of directors of the Company may be established by the Board of Directors but may not be fewer than the minimum number required by MGCL (which under most circumstances is three directors) nor more than fifteen. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority vote of the entire Board of Directors. Pursuant to the terms of the charter, the directors are divided into three classes. One class held office initially for a term which expired at the annual meeting of stockholders held in May 1995 (and the directors of such class were reelected for a full term of three years). Another class held office for a term which expired at the annual meeting of stockholders held in 1996 (and the directors of such class were reelected for a full term of three years) and another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1997. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualify. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

     The classified director provision could have the effect of making the replacement of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

Removal Of Directors

     The charter provides that a director may be removed only for cause (as defined in the charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the bylaws authorizing the Board of Directors to fill vacant directorships, precludes stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least: (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Board of Directors has exempted from these provisions of the MGCL any business combination with the Principals and other officers of the Company, any present or future affiliate or associate of theirs or any other person acting in concert or as a group with any of the foregoing persons. As a result, these persons may be able to enter into business combinations with the Company, which may not be in the best interest of the stockholders, without compliance by the Company with the super-majority vote requirement and the other provisions of the statute.

Control Share Acquisitions

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights previously have been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

     The business combination statute and the control share acquisition statute could have the effect of discouraging others to acquire the Company and of increasing the difficulty of consummating any offer.

Amendment To The Charter

     Certain provisions of the Company's charter, including its provisions on classification of the Board of Directors, removal of directors, voting rights of Common Stock and voting requirements for charter amendments, may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Dissolution Of The Company

     The dissolution of the Company must be approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice Of Director Nominations And New Business

     The bylaws of the Company provide that: (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only: (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Directors, (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws, and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of the meeting,
(ii) by the Board of Directors, or (iii) provided that the Board of Directors has determined that directors shall be elected to such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws.

     The provisions in the charter on classification of the Board of Directors and removal of directors, the business combination and the control share acquisition provisions of the MGCL, and the advance notice provisions of the bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

Limitation of Liability and Indemnification

     The MGCL permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from: (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of the Company contains such a provision which limits such liability to the maximum extent permitted by the MGCL. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     The bylaws of the Company obligate it to the maximum extent permitted by Maryland law to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to: (a) any present or former director or officer or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. The charter and bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

     The MGCL requires a corporation (unless its charter provides otherwise, which the Company's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires the Company, as a condition to advancing expenses, to obtain: (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act of 1933, as amended.

     The limited partnership agreement of the Operating Partnership (the "Partnership Agreement") also provides for indemnification of the Company, as general partner, and its officers and directors generally to the same extent as permitted by the MGCL for a corporation's officers and directors and limits the liability of the Company to the Operating Partnership and its partners in the case of losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission if the Company acted in good faith.


                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
                       TO THE COMPANY OF ITS REIT ELECTION

     The following summary of certain federal income tax considerations to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Offered Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his or her particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Offered Securities. Certain federal income tax considerations relevant to holders of the Offered Securities will be provided in the applicable Prospectus Supplement relating thereto.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX
CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation Of The Company

     General. The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code commencing with such taxable year, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will continue to operate in such a manner so as to qualify or remain qualified.

     These sections of the Code are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     As a  condition  to the  closing of each  offering  of Offered  Securities, except as otherwise specified in the applicable Prospectus Supplement, tax counsel to the Company will render an opinion to the effect that, commencing with the Company's taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for continued qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various factual assumptions relating to the organization and operation of the Company, the Operating Partnership, the Lower Tier Partnerships, and the Management Company and will be conditioned upon certain representations made by the Company as to factual matters. Tax counsel to the Company will undertake no obligation to update its opinion subsequent to its date. In addition, this opinion will be based upon the factual representations of the Company concerning its business and properties as set forth in this Prospectus and will assume that the actions described in this Prospectus have been completed as described. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by such tax counsel to the Company. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative or administrative action at any time. See "-Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to an asset (a "Built-In Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the " Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate tax pursuant to Internal Revenue Service ("IRS") regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to IRS Notice 88-19.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and
(6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

     The Company has satisfied condition (5) and believes that it has issued sufficient shares to allow it to satisfy condition (6). In addition, the Company's charter provides for restrictions regarding ownership and transfer of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. Such ownership and transfer restrictions are described in "Description of Capital Stock-Restrictions on Ownership, Transfer and Conversion." These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above, primarily (though not exclusively) as a result of fluctuations in value among the different classes of the Company's capital stock. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "-Failure to Qualify."

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has and will continue to have a calendar taxable year.

     Ownership of Subsidiaries. The Company owns interests in certain of the Lower Tier Partnerships through subsidiaries. Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" (defined as any corporation if 100 percent of the stock of such corporation is held by the REIT at all times during the period such corporation was in existence) shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and such items (as the case may be) of the REIT. Each of the Company's subsidiaries qualify as "qualified REIT subsidiaries" within the meaning of the Code. Thus, in applying the requirements described herein, the Company's subsidiaries are ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries are treated as assets, liabilities and items of income, deduction, and credit of the Company.

     Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership, IRS regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership (including the Operating Partnership's share of such items of any Lower Tier Partnership) are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein. A summary of the rules governing the Federal income taxation of partnerships and their partners is provided below in "-Tax Aspects of the Operating Partnership." The Company has direct control of the Operating Partnership and has and will continue to operate it consistent with the requirements for qualification as a REIT.

     Income Tests.  In order to maintain  qualification  as a REIT,  the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. The Company has not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant (unless the Board of Directors determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a REIT), (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease), or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue.

     The Management Company receives fees in exchange for the performance of certain management services. Such fees will not accrue to the Company, but the Company will derive dividends from the Management Company which qualify under the 95% gross income test, but not the 75% gross income test. The Company believes that the aggregate amount of any non-qualifying income in any taxable year has not exceeded and will not exceed the limit on non-qualifying income under the gross income tests.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-Taxation of the Company-General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision provides relief if the Company fails the 30% gross income test. In such case, the Company would cease to qualify as a REIT.

     Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including the Company's share of any such gain realized by the Operating Partnership) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company's ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Properties (and other properties) and to make such occasional sales of the Properties as are consistent with the Operating Partnership's investment objectives. There can be no assurance, however, that the IRS might not contend that that one or more of such sales is subject to the 100% penalty tax.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets (including its allocable share of the assets held by the Operating Partnership) must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     The Operating Partnership owns 100% of the nonvoting preferred stock of the Management Company and a note of the Management Company. The Operating Partnership does not and will not own any of the voting securities of the Management Company, and therefore the Company will not be considered to own more than 10% of the voting securities of the Management Company. In addition, the Company believes (and has represented to counsel to the Company for purposes of its opinion, as discussed below) that the value of its pro rata share of the securities of the Management Company to be held by the Operating Partnership did not exceed at any time up to and including the date of this Prospectus 5% of the total value of the Company's assets and will not exceed such amount in the future. Tax counsel to the Company, in rendering its opinion as to the qualification of the Company as a REIT, will be relying on representations of the Company to such effect with respect to the value of such securities and assets. No independent appraisals will be obtained to support this conclusion. There can be no assurance that the IRS will not contend that the value of the securities of the Management Company held by the Company (through the Operating Partnership) exceeds the 5% value limitation.

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of additional securities of the Management Company or other securities or other property during a quarter (including as a result of the Company increasing its interests in the Operating Partnership), the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has maintained and will continue to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company has made and intends to make timely distributions sufficient to satisfy these annual distribution requirements.

     It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

Failure To Qualify

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

Tax Aspects Of The Operating Partnership

     General. Substantially all of the Company's investments are held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Operating Partnership. See "-Taxation of the Company."

     Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

     If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Properties) that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties). Moreover, subsequent to the formation of the Operating Partnership, additional persons have contributed appreciated property to the Operating Partnership in exchange for interests in the Operating Partnership. The Partnership Agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Code.

     In general, the limited partners of the Operating Partnership who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to such limited partners, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the time of contribution to the Operating Partnership. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Operating Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-Taxation of the Company-Annual Distribution Requirements."

     Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the "traditional method" or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company have determined to use the "traditional method" for accounting for Book-Tax Differences with respect to the Properties initially contributed to the Operating Partnership.

     With respect to any property purchased by the Operating Partnership in a taxable transaction, such property will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

     Basis in Operating Partnership Interest. The Company's adjusted tax basis in its interest in the Operating Partnership generally (i) will be equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company, (ii) will be increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership and (iii) will be reduced, but not below zero, by the Company's allocable share of (a) losses suffered by the Operating Partnership, (b) the amount of cash distributed to the Company and (c) by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Operating Partnership.

     If the allocation of the Company's distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of the Company's partnership interest in the Operating Partnership, the recognition of such excess loss will be deferred until such time and to the extent that the Company has adjusted tax basis in its interest in the Operating Partnership. To the extent that the Operating Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Operating Partnership (such decreases being considered a cash distribution to the partners), exceeds the Company's adjusted tax basis, such excess distributions (including such constructive distributions) constitute taxable income to the Company. Such taxable income will normally be characterized as a capital gain, and if the Company's interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

Other Tax Consequences

     The Company may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

     A portion of the cash to be used by the Operating Partnership to fund distributions to partners is expected to come from the Management Company, through interest payments and dividends on non-voting preferred stock to be held by the Operating Partnership. The Management Company will pay federal and state tax on its net income at full corporate rates, which will reduce the cash available for distribution to stockholders.


                              PLAN OF DISTRIBUTION

     The Company may sell Securities through underwriters for public offer and sale by them, and also may sell Securities offered hereby to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell Securities upon terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriters or agents in connection with an offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Delayed delivery contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by delayed delivery contracts.


                                     EXPERTS

     The consolidated financial statements of First Washington Realty Trust, Inc. incorporated by reference from the Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Coopers & Lybrand L.L.P, independent accountants as set forth in their report, which is incorporated herein by reference. The financial statements of the New Retail Properties and the 1996(B) Acquisition Properties incorporated by reference from the Registration Statement on Form S-11, as amended, filed on November 23, 1996, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report, which is incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of that firm as experts in accounting and auditing.


                                  LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Latham & Watkins, Washington, D.C. Latham & Watkins will rely as to certain matters of Maryland law, including the legality of the Securities, on the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus in connection with the offering covered by this Prospectus Supplement and the accompanying Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                  ------------

                                TABLE OF CONTENTS

                                  ------------

                                                                          PAGE
                                                                          ----
                      Prospectus Supplement

The Company .............................................................   S-1
Recent Developments......................................................   S-2
The Offering.............................................................   S-3
Use of Proceeds..........................................................   S-3
Properties...............................................................   S-3
Price Range of the Common Stock and Distributions........................   S-8
Capitalization...........................................................   S-9
Selected Historical and Portfolio Financial Information..................  S-10
Management...............................................................  S-13
Certain Federal Income Tax Considerations to Holders of Common Stock.....  S-13
Underwriting.............................................................  S-16
Experts..................................................................  S-17
Legal Matters............................................................  S-17

                           Prospectus

Available Information....................................................   1
Incorporation of Certain Documents by Reference..........................   2
The Company..............................................................   3
Use of Proceeds..........................................................   4
Ratio or Earnings to Fixed Charges.......................................   4
General Description of Common Stock......................................   4
Decscription of Common Stock.............................................   7
Description of Common Stock Warrants.....................................   8
Description of Preferred Stock...........................................   9
Description of Depositary Shares.........................................  12
Description of Debt Securities...........................................  16
Certain Provisions of Maryland Law and the Company's Charter and Bylaws.. 21 Certain Federal Income Tax Considerations
  to the Company of its REIT Election....................................  24
Plan of Distribution.....................................................  31
Experts..................................................................  32
Legal Matters............................................................  32



                                1,800,000 Shares

                                FIRST WASHINGTON
                               REALTY TRUST, INC.

                                  Common Stock

                              ---------------------
                              PROSPECTUS SUPPLEMENT
                              ---------------------

                                 BT Alex. Brown

                     Friedman, Billings, Ramsey & Co., Inc.

                              Salomon Brothers Inc

                                 Tucker Anthony
                                  INCORPORATED



                                September 17, 1997